February 13, 2018

John C. Ethridge, Jr.
Direct Dial: 404-815-3634
Direct Fax: 404-685-6934
E-Mail: jethridge@sgrlaw.com

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention:
Russell Mancuso

Branch Chief

Re:
SANUWAVE Health, Inc.

Amendment No. 2 to Registration Statement on Form S-1

filed January 3, 2017

File No. 333-213774

Dear Mr. Mancuso:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 18, 2017, with respect to the Company’s Amendment No. 2 to the registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on the date referenced above. For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

1.
Refer to footnote (5). Please show us your calculations supporting your statement that you paid $433.26 to register $2,418,900 of securities for sale in February 2016.

In response to this comment by the Staff, the Company has replaced the last sentence of footnote (5) with the following language in the amended S-1/A being filed with the Commission contemporaneously with this response letter:

“Accordingly, the registration fee due in connection with this filing is offset by $433.26 (based on $243.58 for the $2,418,900 of securities unsold by the Registrant plus $189.68 for the $1,883,609 of securities unsold by selling shareholders thereunder) for such deregistered securities.”

2.
It appears that the 29,823,337 shares and 2,351,667 shares mentioned in clause (a) of the paragraph following fee table were previously registered for sale by the registrant upon the exercise of warrants. The prospectus in the current registration statement appears to reflect a resale transaction, not the sale of securities by the registrant. Therefore, it is unclear how the prospectus relates to the previously registered transaction consistent with Rule 429. Please revise as appropriate.

In response to this comment by the Staff, the Company has revised the first sentence of the prospectus to read as follows and has made conforming changes throughout the document:

“This prospectus relates to the issuance or sale of up to 117,545,818 shares of our Common Stock, consisting of (1) sale by the selling stockholders listed in the prospectus of 52,086,297 outstanding shares of Common Stock by such selling stockholders, (2) issuance of 60,578,020 shares of Common Stock issuable upon the exercise of certain warrants held by such selling stockholders and (3) issuance of 4,881,501 shares of Common Stock upon exercise of certain warrants held by certain placement agents for the private placements described herein.”

3.
Please reconcile the number of shares underlying the placement agent warrants mentioned in the second and fourth paragraphs of your prospectus cover.

In response to this comment by the Staff, the Company has added clarifying language on the prospectus cover to the sentence disclosing the number of shares underlying the placement agent warrants to explain why the number of warrants initially issued to the placement agent is different from the number of shares being registered herewith:

“The Placement Agents, collectively, were initially issued warrants to purchase 5,831,667 shares of Common Stock at an exercise price of $0.08 per share, of which warrants relating to 950,166 shares have previously been exercised and such shares were issued pursuant to an effective registration statement and are not being offered hereunder.”

4.
Please show us how you reconcile the tables you added in response to prior comment 1 with the footnote 12 to your Selling Stockholder Table and the information in the selling stockholders table of relevant prior registration statements.

In response to this comment by the Staff, the Company has updated footnote 12 with a more specific numerical breakdown as follows:

“(12) Number of shares being offered includes: 1,000,000 shares and 1,000,000 shares underlying warrants pursuant to August 2016 Private Placement and 241,182 shares acquired over three years ago based on the records of the Company (collectively being registered with current Registration No. 333-213774), and 1,250,000 shares underlying warrants pursuant to 2016 Equity Offering, 119,563 shares issued pursuant to Series A Warrant Conversion and 1,113,881 shares acquired over three years ago based on records of the Company (collectively previously registered with Registration No. 333-208676 on February 17, 2016).”

Note that under the previous registration under File No. 333-208676, Mr. Stolarski’s holdings were recorded under the names of “A. Michael Stolarski” for the shares, and “Anthony M. Stolarski” for the shares underlying warrants.

5.
The transactions that you describe in the paragraphs preceding your Selling Stockholder Table appear to reflect the issuance of 835,000 shares and 28,300,001 shares that you are seeking to register for resale in this registration statement. Please reconcile that number of shares – a total of 29,135,001 shares – with the number of shares you are seeking to register for resale according to the fee table of this registration statement.

In response to this comment by the Staff, the Company has added the following disclosure to the paragraphs preceding the Selling Stockholder Table:

“Registration of Restricted Stock Acquired in Private Transactions from the Company Over Three Years Ago

The Company is registering for the first time 241,182 shares of restricted Common Stock owned by A. Michael Stolarski acquired in private transactions from the Company over three years ago.”

Note that the 835,000 shares mentioned in your comment were ultimately sold by the investor pursuant to Rule 144 and are therefore not being registered or offered hereunder. 28,300,001 + 241,182 = 28,541,183 shares, matching the number of shares the Company is seeking to register for resale.

6.
Your fee table, prospectus cover and exhibit 5.1 indicate that the warrants related to the offered shares have not been exercised. However, your disclosure in the paragraphs preceding your Selling Stockholder Table indicates that some of the warrants have been exercised. Please reconcile.

In response to this comment by the Staff, the Company has added clarifying sentences throughout the disclosure in the paragraphs preceding the Selling Stockholder Table as follows:

“Such shares were either issued pursuant to the previous registration statement or were issued in cashless exercises and resold pursuant to Rule 144 and Section 3(a)(9), are not being registered or offered hereunder and are not reflected in the fee table, prospectus cover or Exhibit 5.1 hereto.”

For the avoidance of doubt, the Company notes that none of the share counts in the fee table, prospectus cover or exhibit 5.1 include such shares underlying exercised warrants.

7.
Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2016. For guidance, please consider Questions 117.05 and 217.11 of the Division of Corporation Finance’s Regulation S-K Compliance and Disclosure Interpretations available on the Commission’s website.

In response to this comment by the Staff, the Company has updated all executive compensation disclosure for the fiscal year ended December 31, 2017.

* * *

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you for your consideration regarding this matter.

Very truly yours,

/s/ John C. Ethridge, Jr.
John C. Ethridge, Jr.

cc:
Timothy Buchmiller
Securities and Exchange Commission

Kevin A. Richardson, II
SANUWAVE Health, Inc.
Acting Chief Executive Officer

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